

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 18, 2007

By US Mail and Facsimile

Mr. H. Eric Peitz
Chief Financial Officer
Peru Copper Inc.
625 Howe Street, Suite 1050
Vancouver, BC
Canada V6C 2T6

> **Re: Peru Copper Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32461**

Dear Mr. Peitz:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief